(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058 Expires: March 31, 2006 Estimated Average burden hours per response . . . 2.50

SEC FILE NUMBER 001-15659

CUSIP NUMBER

For Period Ended: September 30, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Dynegy Inc.
Full Name of Registrant

Former Name if Applicable

1000 Louisiana, Suite 5800
Address of Principal Executive Office (Street and Number)

Houston, Texas 77002
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach extra sheets if needed.)

On September 22, 2004, Dynegy Inc. (“Dynegy”) issued a press release and filed with the Securities and Exchange Commission a Current Report on Form 8-K (the “Report”) announcing that the previously issued financial statements contained in Dynegy’s 2003 Form 10-K and first and second quarter 2004 Form 10-Qs should not be relied upon because of errors in those financial statements and that those financial statements would be restated to reflect the necessary accounting adjustments. These restatements relate to, as discussed in further detail in the Report, Dynegy’s (i) previously disclosed goodwill impairment charge associated with the then pending sale of Illinois Power and (ii) deferred income tax accounts.

Because of the additional time required to quantify the adjustments and determine the periods affected related to Dynegy’s deferred income tax accounts with respect to the periods to be presented in Dynegy’s Form 10-Q for the period ending September 30, 2004 (the “Form 10-Q”), Dynegy could not file its Form 10-Q on or before November 9, 2004, without unreasonable effort or expense.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Carol F. Graebner	(713)	767-5800
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On September 22, 2004, Dynegy filed the Report announcing that previously issued financial statements contained in its 2003 Form 10-K, as amended, and first and second quarter 2004 Form 10-Qs should not be relied upon and would be restated to reflect adjustments related to Dynegy’s previously disclosed goodwill impairment charge associated with the pending sale of Illinois Power and its deferred income tax accounts.

The aggregate effect of the adjustment related to Dynegy’s previously disclosed goodwill impairment charge on Dynegy’s net income for the nine months ended September 30, 2004 (as reflected in the schedules to Dynegy’s earnings press release for the third quarter 2004 issued on October 28, 2004 and furnished as exhibit 99.1 to Dynegy’s Current Report on Form 8-K filed on October 28, 2004) is a reduction in net income of $6 million.

This amount does not reflect the deferred income tax accounts adjustments. As discussed in further detail in the Report, Dynegy is currently engaged in an income tax review initiative. Until Dynegy completes this income tax review initiative with respect to the periods to be presented in the Form 10-Q, it will be unable to determine with certainty the extent of the adjustments to Dynegy’s deferred tax liability as reflected on its balance sheet for those periods. However, Dynegy does anticipate, based on its ongoing review of these tax items, that these adjustments will reduce Dynegy’s deferred tax liability reflected on its balance sheet.

Dynegy Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 9, 2004	By	/S/ NICK J. CARUSO

		Name	Nick J. Caruso

		Title	Executive Vice President and Chief Financial Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

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